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Filed Pursuant To Rule 433
Registration No. 333-131598
August 16, 2006

WGC sees favorable gold investment climate in 2006

675 words
16 August 2006
12:38
Reuters News
English
(c) 2006 Reuters Limited

NEW YORK, Aug 16 (Reuters) - The global uncertainty in the economic and geopolitical arenas should continue to foster strong investment in gold throughout 2006, but a more stable price scenario would be needed to turn falling demand for gold jewelry, the World Gold Council (WGC) said on Wednesday.

‘‘People buy gold as a safe-haven investment because of the general underlying climate, which is not particularly pleasant or optimistic. And that, I think, is unlikely to get better in a substantial way,’’ WGC spokesman George Milling-Stanley told Reuters in an interview.

In its latest report, the gold industry association said it measured total gold demand for the second quarter at 801.6 tonnes, a 16 percent drop from the year-ago quarter.

It said price volatility, more than the gold price surge to 26-year highs during the quarter, hurt jewelry purchases.

‘‘A rising price will increase investment demand and it doesn't always act as a major deterrent to jewelry demand. The uncertainty generated by the volatility is what hurts jewelry demand,’’ said Milling-Stanley.

He pointed out that second-quarter jewelry demand fell 24 percent to 562 tonnes from last year's quarter, but in dollar terms gold jewelry demand hit a quarterly record of $11.4 billion.

India's prime wedding season during the third quarter should bolster overall demand volume, provided the recent price volatility subsides, the spokesman said.

’’It really does depend on how that offset works between wedding season, where it is crucial that you have gold at your daughter's wedding, and the price volatility. If volatility settles down we can have a very good wedding season,’’ he said.

Total second-quarter gold demand in dollar terms jumped 23 percent to $16.2 billion, also a record, bolstered by strong global investment demand which grew 19 percent to 130 tonnes.

Second-quarter investment demand increased 19 percent to 130 tonnes over the 2005 quarter and should remain robust.

Milling-Stanley said tactical factors, like a bullish investor outlook, expectations for further dollar declines, and ongoing geopolitical tensions, attractiveness as a strategic asset for portfolio diversification and ease of access via Exchange Traded Funds argue for continued gold demand growth.

Representing only 6 percent of total gold demand, ETF purchases grew in the second quarter, with gold backing ETFs at 39 tonnes and $789 million invested in the shares.

As of August 14, gold in streetTRACKS Gold Shares, the WGC's New York Stock Exchange listed product and the largest ETF, had grown to 389 tonnes worth $7.8 billion.

On the supply side, the WGC reported a 5 percent drop in the second quarter to 832 tonnes, constrained by lower central bank sales and substantial de-hedging by mining companies.

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WGC reported a 63 percent drop-off in official sector sales to 53 tonnes, much less than anticipated for the quarter.

In addition, supply was hit by a more vigorous unwinding of hedges during the quarter than many observers expected.

Milling-Stanley said much of the 157 decline in net producer hedging came from Barrick Gold Corp's reversal of forward sales put on by Placer Dome, which it acquired in the first quarter.

’’It did a good deal of that unwinding in the first quarter, and people expected it to continue during the year fairly steadily. But, in fact, it stepped up the pace of reducing the hedges for Placer Dome in the second quarter,’’ he said.

The Council said mine production was nearly steady with only 2 percent growth, and gold scrap supply rose 57 percent in due largely to the higher gold price.

Spot gold averaged $627.71 per ounce in the quarter, a whopping 47 percent gain over second quarter of 2005. Gold hit a 26-year high at $730 an ounce in mid-May.

Second quarter supply/demand balance came to 52 tonnes.

MINERALS-GOLD-WGC

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